SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BEBE STORES, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

BEBE STORES, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

075571109

(CUSIP NUMBER OF CLASS OF SECURITIES)

MANNY MASHOUF

CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

400 VALLEY DRIVE

BRISBANE, CALIFORNIA  94005

(415) 715-3900

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,430,662	$247.23

*                 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,058,475 shares of common stock of bebe stores, inc. having an aggregate value of $4,430,662 as of August 25, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the Transaction Valuation.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $247.23	Filing party: bebe stores, inc.
Form or Registration No.: Schedule TO	Date Filed: September 1, 2009

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                         third-party tender offer subject to Rule 14d-1.

☒                       issuer tender offer subject to Rule 13e-4.

☐                         going-private transaction subject to Rule 13e-3.

☐                         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on September 1, 2009, as previously amended and supplemented on September 21, 2009, relating to an offer made by bebe stores, inc. (the “Company”) to its eligible employees and non-employee directors to exchange certain outstanding options to purchase shares of the Company’s common stock for replacement options to be granted under the Company’s 1997 Stock Plan, as amended and restated, as set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock For Replacement Options, dated September 1, 2009, filed as Exhibit (a)(1)(i) to the Schedule TO.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and supplements only the items of the Schedule TO in the manner set forth below, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the tender offer.  This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Option Exchange expired on September 29, 2009 at 9:00 p.m. Pacific Daylight Time. A total of 99 eligible employees and non-employee directors participated in the Option Exchange. Pursuant to the terms and conditions of the Option Exchange, the Company accepted for exchange options to purchase an aggregate of 1,710,735 shares of the Company’s common stock, representing 83.5% of the total number of options eligible for exchange. All surrendered options were cancelled as of September 29, 2009, and immediately thereafter, in exchange for the eligible options tendered and accepted pursuant to the Option Exchange, the Company granted replacement options under the Plan to purchase an aggregate of 1,126,267 shares of the Company’s common stock.  The exercise price per share of each replacement option granted in the Option Exchange is $7.64, which is the per share closing price of the Company’s common stock on the Nasdaq Global Select Market on September 29, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: October 1, 2009	BEBE STORES, INC.

	By:	/s/ Walter Parks
Walter Parks
Chief Operating Officer and Chief Financial Officer